UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

30291B 100

(CUSIP Number)

December 12, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30291B 100

1	Names of reporting persons Michael J. Heller
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 250,000(1)
	6	Shared voting power 0
	7	Sole dispositive power 250,000(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 250,000(1)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.9%(2)
12	Type of reporting person (see instructions) IN

(1)	Includes 250,000 common shares of beneficial interest, $0.001 par value per share (“Common Shares”), of FS Global Credit Opportunities Fund—A, a Delaware statutory trust (the “Issuer”), held by The 2011 Forman Investment Trust (the “Trust”). Michael J. Heller is the trustee of the Trust and has voting and dispositive power with regard to the Common Shares held by the Trust.
(2)	There were 4,214,048 Common Shares of the Issuer outstanding as of December 12, 2013.

CUSIP No. 30291B 100

1	Names of reporting persons The 2011 Forman Investment Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	5	Sole voting power 250,000
	6	Shared voting power 0
	7	Sole dispositive power 250,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 250,000
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.9%(3)
12	Type of reporting person (see instructions) OO

(3)	There were 4,214,048 Common Shares of the Issuer outstanding as of December 12, 2013.

Item 1.

(a)	Name of Issuer

FS Global Credit Opportunities Fund—A

(b)	Address of Issuer’s Principal Executive Offices

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

Item 2.

(a)	Name of Person Filing

Michael J. Heller

The Forman 2011 Investment Trust

(b)	Address of Principal Business Office or, if none, Residence

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(c)	Citizenship

Michael J. Heller is a United States citizen

The Forman 2011 Investment Trust is governed by the laws of Pennsylvania

(d)	Title of Class of Securities

Common Shares of Beneficial Interest, $0.001 par value per share

(e)	CUSIP Number

30291B 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 250,000(1)

(b)	Percent of class: 5.9%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 250,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 250,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Includes 250,000 Common Shares of the Issuer held by the Trust. Michael J. Heller is the trustee of the Trust and has voting and dispositive power with regard to the Common Shares held by the Trust.
(2)	There were 4,214,048 Common Shares of the Issuer outstanding as of December 12, 2013.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the securities reported on this Schedule 13G) is the beneficial owner of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013

MICHAEL J. HELLER

/s/ Michael J. Heller

THE 2011 FORMAN INVESTMENT TRUST

By:	/s/ Michael J. Heller
	Name:	Michael J. Heller
	Title:	Trustee

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common shares of beneficial interest, $0.001 par value per share, of FS Global Credit Opportunities Fund—A, a Delaware statutory trust, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 23rd day of December, 2013.

MICHAEL J. HELLER

/s/ Michael J. Heller

THE 2011 FORMAN INVESTMENT TRUST

By:	/s/ Michael J. Heller
	Name:	Michael J. Heller
	Title:	Trustee